UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Star Bulk Carriers Corp. (the “Company”) as of and for the six months ended June 30, 2023 and 2024.

Attached as Exhibit 99.2 to this Form 6-K is a copy of the Company's press release (the “Press Release”) announcing its unaudited financial and operating results for the Company's three and six months ended June 30, 2024, which was issued on August 7, 2024.

The information contained in Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-264226, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the possibility that costs or difficulties related to the integration of the Company’s and Eagle’s (as defined below) operations will be greater than expected;

•	the possibility that the expected synergies and value creation from the Eagle Merger (as defined below) will not be realized, or will not be realized within the expected time period;

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in currencies, interest rates and foreign exchange rates;

•	business disruptions due to natural and other disasters or otherwise, such as the impact of any new outbreaks or new variants of coronavirus (“COVID-19”) that may emerge;

•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;

•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;

•	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;

•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets;

•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

•	potential cyber-attacks which may disrupt our business operations;

•	general domestic and international political conditions or events, including the upcoming presidential election in the United States, “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi attacks in the Red Sea and the Gulf of Aden;

•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;

•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

ii

•	the availability of financing and refinancing;

•	the failure of our contract counterparties to meet their obligations;

•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned and upon the expected terms;

•	the impact of port or canal congestion or disruptions; and

•	the risk factors and other factors referred to in the Company's reports filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”).

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company's annual report on Form 20-F for the fiscal year ended 2023, filed with the SEC on March 13, 2024.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements, whether as a result of new information, future events, a change in the Company’s views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2024

COMPANY NAME

By:	/s/ Simos Spyrou
Name: Simos Spyrou
Title: Co-Chief Financial Officer

iv

Exhibit Number	Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2023 and 2024.
99.2	Press Release dated August 7, 2024.

v

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the six-month periods ended June 30, 2023 and 2024. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2024 (the “2023 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Connecticut (Stamford), Limassol, Singapore, Germany and Denmark. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.” On April 9, 2024, the previously announced Eagle Merger (as defined below) was completed following the approval of shareholders of Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) and receipt of applicable regulatory approvals and satisfaction of customary closing conditions.

Eagle Merger

On December 11, 2023, we entered into a definitive agreement with Eagle (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). The Eagle Merger was completed on April 9, 2024 following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock (which includes 405,930 shares of Star Bulk common stock that were issued in connection with the acceleration of converted Eagle restricted stock units and excludes 1,341,584 shares of Star Bulk common stock issued to replace the loaned shares in connection with Eagle’s 5.00% Convertible Senior Notes). Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

Our Fleet

During the first half of 2024, the agreed to be sold vessels Star Glory, Big Fish, Pantagruel, Star Bovarius, Big Bang, Star Dorado, Star Audrey, Star Pyxis, Star Paola and Crowned Eagle were delivered to their new owners.

Following the closing of the Eagle Merger, we acquired Eagle’s fleet which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell the vessels Crested Eagle and Stellar Eagle, which were delivered to their new owners on April 18, 2024 and June 5, 2024, respectively.

In June and July 2024, we agreed to sell vessels Star Iris and Star Hydrus, which are expected to be delivered to their new owners by mid-August and October 2024, respectively.

Overall, in connection with the sales that will be completed by the fourth quarter of 2024, we expect to collect total gross proceeds of $29.7 million, and recognize a gain on sale of approximately $7.0 million. The Company also expects to make debt prepayments of approximately $10.6 million in connection with these vessel sales.

On a fully delivered basis, taking into account the delivery of the vessels agreed to be sold or constructed as of August 6, 2024 as further discussed above, our owned fleet consists of 159 operating vessels with an aggregate carrying capacity of approximately 15.2 million dwt, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”) consisting of Newcastlemax, Capesize, Mini Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels.

The following tables present summary information relating to our fleet as of August 6, 2024:

1

Operating Fleet:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	Star Trident XXV LLC	Star Triumph	176,343	December 8, 2017	2004
33	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
34	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
35	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
36	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
37	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
38	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011

2

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
39	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
40	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
41	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
42	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
43	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
44	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
45	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
46	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
47	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
48	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
49	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
50	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
51	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
52	ABY Seven LLC	Star Jeanette	82,566	August 3, 2018	2014
53	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
54	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
55	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
56	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
57	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
58	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
59	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
60	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
61	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
62	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
63	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
64	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
65	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
66	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
67	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
68	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
69	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
70	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
71	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
72	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
73	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
74	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
75	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
76	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
77	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
78	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
79	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
80	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
81	Star Trident III LLC	Star Iris (2)	76,466	September 8, 2014	2004
82	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
83	Cape Town Eagle LLC	Cape Town Eagle	63,707	April 9, 2024	2015
84	Vancouver Eagle LLC	Vancouver Eagle	63,670	April 9, 2024	2020

3

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
85	Oslo Eagle LLC	Oslo Eagle	63,655	April 9, 2024	2015
86	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
87	Halifax Eagle LLC	Halifax Eagle	63,618	April 9, 2024	2020
88	Helsinki Eagle LLC	Helsinki Eagle	63,605	April 9, 2024	2015
89	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
90	Valencia Eagle LLC	Valencia Eagle	63,556	April 9, 2024	2015
91	Dublin Eagle LLC	Dublin Eagle	63,550	April 9, 2024	2015
92	Santos Eagle LLC	Santos Eagle	63,536	April 9, 2024	2015
93	Antwerp Eagle LLC	Antwerp Eagle	63,530	April 9, 2024	2015
94	Sydney Eagle LLC	Sydney Eagle	63,523	April 9, 2024	2015
95	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
96	Hong Kong Eagle LLC	Hong Kong Eagle	63,472	April 9, 2024	2016
97	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
98	Shanghai Eagle LLC	Shanghai Eagle	63,438	April 9, 2024	2016
99	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
100	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
101	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
102	Westport Eagle LLC	Westport Eagle	63,344	April 9, 2024	2015
103	Hamburg Eagle LLC	Hamburg Eagle	63,334	April 9, 2024	2014
104	Fairfield Eagle LLC	Fairfield Eagle	63,301	April 9, 2024	2013
105	Greenwich Eagle LLC	Greenwich Eagle	63,301	April 9, 2024	2013
106	Groton Eagle LLC	Groton Eagle	63,301	April 9, 2024	2013
107	Madison Eagle LLC	Madison Eagle	63,301	April 9, 2024	2013
108	Mystic Eagle LLC	Mystic Eagle	63,301	April 9, 2024	2013
109	Rowayton Eagle LLC	Rowayton Eagle	63,301	April 9, 2024	2013
110	Southport Eagle LLC	Southport Eagle	63,301	April 9, 2024	2013
111	Stonington Eagle LLC	Stonington Eagle	63,301	April 9, 2024	2012
112	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
113	Stockholm Eagle LLC	Stockholm Eagle	63,275	April 9, 2024	2016
114	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
115	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
116	New London Eagle LLC	New London Eagle	63,140	April 9, 2024	2015
117	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
118	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
119	Stamford Eagle LLC	Stamford Eagle	61,530	April 9, 2024	2016
120	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017

4

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
121	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
122	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
123	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
124	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
125	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
126	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
127	Tokyo Eagle LLC	Tokyo Eagle	61,225	April 9, 2024	2015
128	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
129	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
130	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
131	Nighthawk Shipping LLC	Star Nighthawk	57,809	April 9, 2024	2011
132	Oriole Shipping LLC	Oriole	57,809	April 9, 2024	2011
133	Owl Shipping LLC	Owl	57,809	April 9, 2024	2011
134	Petrel Shipping LLC	Petrel Bulker	57,809	April 9, 2024	2011
135	Puffin Shipping LLC	Puffin Bulker	57,809	April 9, 2024	2011
136	Roadrunner Shipping LLC	Star Runner	57,809	April 9, 2024	2011
137	Sandpiper Shipping LLC	Star Sandpiper	57,809	April 9, 2024	2011
138	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
139	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
140	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
141	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
142	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
143	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
144	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
145	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
146	Bittern Shipping LLC	Bittern	57,809	April 9, 2024	2009
147	Canary Shipping LLC	Star Canary	57,809	April 9, 2024	2009
148	Star Lida VIII Shipping LLC	Star Hydrus (2)	56,604	August 8, 2019	2013
149	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
150	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
151	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
152	Golden Eagle Shipping LLC	Star Goal	55,989	April 9, 2024	2010
153	Imperial Eagle Shipping LLC	Imperial Eagle	55,989	April 9, 2024	2010
154	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
155	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
156	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
		Total dwt	15,035,173

(1)	Subject to a sale and leaseback financing transaction as further described in Note 7 to our consolidated financial statements included in the 2023 Annual Report.
(2)	Vessel agreed to be sold, and delivery to their new owners is expected by October 2024.

5

Time charter-in vessels and time charter-in newbuilding vessels:

In addition, we have entered into long-term charter-in arrangements, the details of which are described in the below table.

#	Name	DWT	Built	Yard	Country	Delivery / Estimated Delivery	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	NB Kamsarmax # 2	82,000	2024	Tsuneishi, Zhousan	China	Q4 - 2024	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Philippines	Q4 - 2024	7 years
	Total dwt	640,000

Vessels Under Construction:

In 2023, we entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between September 2025 and August 2026.

	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Expected Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	September 2025
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	October 2025
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	April 2026
4	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	April 2026
5	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	August 2026
		Total dwt	410,000

6

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by our Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, our newbuilding program and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financings, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements, included herein, for further discussion on our commitments as of June 30, 2024.

As of August 6, 2024, we had total cash of $516.4 million and outstanding borrowings (including lease financing agreements) of $1,378.1 million. We previously entered into a number of interest rates swaps, and we have converted a total of $118.9 million of such debt from floating to an average fixed rate of 62 bps with average maturity of 1.2 years.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our known short-term and long-term liquidity requirements, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements, including the cost for the installation of Energy Saving Devices (“ESD”) as well as the cost of our newbuilding program. Furthermore, we are currently in advanced discussions with a financial institution to secure financing in connection with the delivery of our newbuilding vessels. In addition, we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of August 6, 2024, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt on more favorable terms. Our practice has been to fund the cash portion of the acquisition and construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

7

Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2023 Annual Report.

As of June 30, 2024, the aggregate amount of cash on our balance sheet was $485.2 million. Taking into account the Minimum Cash Balance per Vessel, as defined in our 2023 Annual Report, on August 7, 2024, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.70 per share, payable on or about September 6, 2024 to all shareholders of record as of August 27, 2024.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. There can be no assurance that our Board of Directors will continue to declare or pay any dividend in the future.

Other Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2024.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Six-month period ended June 30,
(TCE rates expressed in U.S. Dollars)	2023	2024
Average number of vessels (1)	127.0	134.2
Number of vessels (2)	126	156
Average age of operational fleet (in years) (3)	11.4	11.7
Ownership days (4)	22,982	24,420
Available days (5)	22,082	23,575
Charter-in days (6)	429	922
Time Charter Equivalent Rate (TCE rate) (7)	$15,020	$19,420

__________________

(1)	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of each period reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)	Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the six-month period ended June 30, 2023 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Available Days, as presented above, may not necessarily be comparable to Available Days of other companies, due to differences in methods of calculation.
(6)	Charter-in days are the total days that we charter-in third party vessels.
(7)	Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented above, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

8

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Six-month period ended June 30,
	2023	2024
(In thousands of U.S. Dollars, except as otherwise stated)
Voyage revenues	$462,721	$612,265
Less:
Voyage expenses	(128,635)	(129,428)
Charter-in hire expenses	(9,695)	(16,993)
Realized gain/(loss) on FFAs/bunker swaps	7,272	(8,016)
Time charter equivalent revenues (“TCE Revenues”)	$331,663	$457,828
Available days	22,082	23,575
Daily time charter equivalent rate (“TCE rate”)	$15,020	$19,420

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners.

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

9

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

10

Impairment Loss

When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss”. Furthermore, vessels agreed to be sold or actively marketed as of reporting day are measured at the lower of their carrying amount or fair value less cost to sell and the difference, if any, is recorded under “Impairment loss” in the unaudited interim consolidated income statements.

Other Operational Gain

Other operational gain includes gain from all other operating activities which are not related to the principal activities of the Company, such as gain from insurance claims.

Gain on Sale of Vessels

Gain on sale of vessels represents net gains from the sale of our vessels concluded during the period.

Loss on Write-Down of Inventory

Loss on write-down of inventory results from the valuation of the bunkers remaining onboard our vessels following the decrease of bunkers’ net realizable value compared to their historical cost as of each period end.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on Interest Rate Swaps, net

We enter into interest rate swap transactions to manage interest costs and risks associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under Gain/(Loss) on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded under “Gain/(loss) on derivative financial instruments”.

11

Results of Operations

The six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023

Voyage revenues net of Voyage expenses: Voyage revenues for the six months ended June 30, 2024 increased to $612.3 million from $462.7 million in the corresponding period in 2023 which resulted from stronger market conditions (as discussed below) and the increase in the average number of vessels in our fleet to 134.2 in the six months ended June 30, 2024 from 127.0 for the corresponding period of 2023. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $457.8 million compared to $331.7 million for the corresponding period in 2023. The TCE rate for the first half of 2024 was $19,420 compared to $15,020 for the corresponding period in 2023, which is indicative of the stronger market conditions prevailing during the recent period. Please refer to the table above for the calculation of the TCE Revenues and TCE rate and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the six months ended June 30, 2024 and 2023 were $17.0 million and $9.7 million, respectively. This increase is mainly attributable to the increase in charter-in days to 922 in the six months ended June 30, 2024 from 429 in the corresponding period in 2023.

Vessel operating expenses: For the six months ended June 30, 2024 and 2023, vessel operating expenses were $126.7 million and $112.3 million, respectively. The increase in our operating expenses was primarily driven by the acquisition of the Eagle fleet which resulted in an increase in the average number of vessels in our fleet to 134.2 in the six months ended June 30, 2024 from 127.0 for the corresponding period of 2023. Additionally, the increase for the six months ended June 30, 2024 was also related to the Eagle legacy daily operating expenses which were substantial higher than the daily operating expenses of our fleet prior to the Eagle Merger. It is expected that the daily operating expenses of the Eagle legacy fleet will be reduced within the following six quarters as a result of the synergies and economies of scale from the Eagle Merger.

Dry docking expenses: Dry docking expenses for the six months ended June 30, 2024 and 2023 were $22.4 million and $18.9 million, respectively. During the first half of 2024, 15 vessels completed their periodic dry-docking surveys while during the corresponding period in 2023, 16 vessels completed their periodic dry docking surveys, but the vessels that completed their dry docking surveys in the first half of 2024 were of greater deadweight ton (“dwt”) scale which resulted in increased drydocking expenses. Furthermore, there were also five vessels that commenced their dry docking surveys in the first half of 2024 compared to one vessel which commenced its dry docking survey during the corresponding period in 2023, resulting in an overall increase in drydocking expenses.

Depreciation: Depreciation expense increased to $75.5 million for the six-month period ended June 30, 2024 compared to $70.1 million for the corresponding period in 2023. The fluctuation is primarily driven by the increase in the average number of vessels in our fleet to 134.2 from 127.0.

Impairment loss: During the six months ended June 30, 2023, an impairment loss of $7.7 million was incurred in connection with the agreement to sell two vessels. During the six months ended June 30, 2024, no impairment loss was incurred.

Other operational gain: Other operational gain for the six-month period ended June 30, 2024, decreased to $1.7 million from $33.7 million in the six-month period ended June 30, 2023. In the first half of 2023, other gains from insurance claims relating to various vessels also included an aggregate gain of $30.9 million from insurance proceeds and daily detention compensation relating to Star Pavlina which became a constructive total loss due to its prolonged detainment in Ukraine following the ongoing conflict between Russia and Ukraine.

General and administrative expenses: General and administrative expenses for the six-month periods ended June 30, 2024 and 2023 were $30.2 million and $22.7 million, respectively, which included the share-based compensation expense of $5.7 million for the first half of 2024 and $6.4 million for the corresponding period in 2023. The increase in the general and administrative expenses was mainly driven by the increased legacy Eagle costs. We expect that the overall general and administrative expenses will be reduced during the following six quarters as a result of the synergies and economies of scale from the Eagle Merger.

12

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the six-month period ended June 30, 2024, we incurred a net loss on FFAs and bunker swaps of $4.3 million, consisting of an unrealized gain of $3.7 million and a realized loss of $8.0 million. For the six-month period ended June 30, 2023, we incurred a net gain on FFAs and bunker swaps of $4.2 million, consisting of an unrealized loss of $3.1 million and a realized gain of $7.3 million.

Loss on write-down of inventory: Our results for the six months ended June 30, 2023 include a loss on write-down of inventories of $4.7 million in connection with the valuation of the bunkers remaining on board our vessels, as a result of the bunkers’ lower net realizable value compared to their historical cost. No such loss was incurred in the six-month period ended June 30, 2024.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the six months ended June 30, 2024 and 2023 were $38.8 million and $25.1 million, respectively. The driving factor for this increase is the significant increase in our outstanding indebtedness as a result of the new debt obtained in order to refinance the existing debt of the Eagle vessels, further affected by the increase in variable interest rates prevailing during the first half of 2024 which was partially offset by the increased interest income from fixed deposits.

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2024 and 2023 was $256.9 million and $180.1 million, respectively. This increase was primarily driven by the higher charter rates due to the stronger market conditions prevailing during the recent period compared to the corresponding period in 2023 partially offset by the increase in our interest payments for the reasons outlined above under “Interest and finance costs net of interest income and other income/(loss)”.

Net cash provided by investing activities for the six months ended June 30, 2024 was $292.5 million and net cash provided by investing activities for the six months ended June 30, 2023 was $79.2 million, respectively. The increase was mainly attributable to the increased vessel sale proceeds of $221.3 million in the first half of 2024 compared to the $32.4 million in the corresponding period of 2023 and the cash acquired related to the Eagle Merger of $104.3 million that we received during the six-month period ended June 30, 2024, partially offset by the greater amount of cash paid in 2024 in connection with the advances for vessels under construction and vessel upgrades.

Net cash used in financing activities for the six months ended June 30, 2024 and 2023 was $325.6 million and $244.2 million, respectively. The increase was primarily driven by greater net debt outflows of $199.0 million in the first half of 2024 compared to $132.0 million in the corresponding period of 2023 and the greater dividends paid of $122.8 million in the first half of 2024 compared to $98.2 million in the corresponding period of 2023, partially offset by the $13.1 million paid in connection with the repurchase of our common shares that took place in the six-month period ended June 30, 2023.

Significant Accounting Policies and Critical Accounting Estimates

For a description of all our significant accounting policies and our critical accounting estimates, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2023 Annual Report and Note 2 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2023 Annual Report.

13

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2023 and June 30, 2024	F-2

Unaudited Interim Condensed Consolidated Income Statements for the six-month periods ended June 30, 2023 and 2024	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the six-month periods ended June 30, 2023 and 2024	F-4
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the six-month periods ended June 30, 2023 and 2024	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2023 and 2024	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

F-1

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2023 and June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2023	June 30, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$227,481	$462,578
Restricted cash, current (Notes 8 and 13)	32,248	18,350
Trade accounts receivable, net	68,624	91,331
Inventories (Note 4)	62,362	81,662
Due from managers	23	—
Due from related parties (Note 3)	38	38
Prepaid expenses and other receivables	19,296	18,553
Derivatives, current asset portion (Note 13)	6,305	3,960
Other current assets	22,830	46,309
Vessel held for sale (Note 5)	15,190	—
Total Current Assets	454,397	722,781

FIXED ASSETS
Advances for vessels under construction (Note 5)	—	19,216
Vessels and other fixed assets, net (Note 5)	2,539,743	3,348,120
Total Fixed Assets	2,539,743	3,367,336

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,736	1,747
Restricted cash, non-current (Notes 8 and 13)	2,021	4,606
Operating leases, right-of-use assets (Note 6)	27,825	139,735
Derivatives, non-current asset portion (Note 13)	2,533	1,451
Other non-current assets	—	380
TOTAL ASSETS	$3,028,255	$4,238,036

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$249,125	$227,014
Convertible notes (Note 8)	—	69,369
Lease financing short term (Note 7)	2,731	2,731
Accounts payable	39,317	49,870
Due to managers	7,386	14,274
Due to related parties (Note 3)	1,659	1,599
Accrued liabilities	31,372	66,001
Operating lease liabilities, current (Note 6)	5,251	20,760
Derivatives, current liability portion (Note 13)	5,784	1,917
Deferred revenue	16,738	21,672
Other current liabilities	—	2,000
Total Current Liabilities	359,363	477,207

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $8,508 and $9,458, as of December 31, 2023 and June 30, 2024, respectively (Note 8)	970,039	1,169,062
Lease financing long term, net of unamortized lease issuance costs of $98 and $73, as of December 31, 2023 and June 30, 2024, respectively (Note 7)	15,208	13,867
Operating lease liabilities, non-current (Note 6)	22,574	118,975
Other non-current liabilities	1,001	1,022
TOTAL LIABILITIES	1,368,185	1,780,133

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2023 and June 30, 2024, respectively (Note 9)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 84,016,892 shares issued and outstanding as of December 31, 2023; 112,854,026 shares issued and outstanding as of June 30, 2024 (Note 9)	840	1,129
Additional paid in capital	2,287,055	3,027,249
Accumulated other comprehensive income/(loss)	5,393	4,640
Accumulated deficit	(633,218)	(575,115)
Total Shareholders' Equity	1,660,070	2,457,903
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,028,255	$4,238,036

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

F-2

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the six-month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2023	2024

Revenues:
Voyage revenues (Note 14)	$462,721	$612,265

Expenses/(Income)
Voyage expenses (Note 3 )	128,635	129,428
Charter-in hire expenses (Note 6)	9,695	16,993
Vessel operating expenses	112,303	126,699
Dry docking expenses	18,861	22,369
Depreciation (Note 5)	70,075	75,537
Management fees (Notes 3)	8,460	8,696
General and administrative expenses (Note 3)	22,675	30,175
Impairment loss	7,700	—
Loss on write-down of inventory	4,743	—
Other operational loss	326	901
Other operational gain	(33,676)	(1,742)
Loss on bad debt	300	—
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	(4,207)	4,316
Gain on sale of vessels (Note 5)	34	(22,938)
Total operating expenses, net	345,924	390,434
Operating income	116,797	221,831

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(31,731)	(46,112)
Interest income and other income/(loss)	6,593	7,346
Gain/(Loss) on derivative financial instruments, net (Note 13)	(507)	(1,246)
Loss on debt extinguishment, net (Note 8)	(888)	(1,010)
Total other expenses, net	(26,533)	(41,022)

Income before taxes and equity in income of investee	$90,264	$180,809
Income tax (expense)/refund	(103)	116
Income before equity in income/(loss) of investee	90,161	180,925
Equity in income/(loss) of investee (Note 3)	33	11
Net income	90,194	180,936
Earnings per share, basic	$0.88	$1.87
Earnings per share, diluted	0.87	1.82
Weighted average number of shares outstanding, basic (Note 10)	102,821,671	96,670,823
Weighted average number of shares outstanding, diluted (Note 10)	103,170,724	99,716,982

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

F-3

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the six-month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2023	2024
Net income	$90,194	$180,936
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	3,502	2,306
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	—	(267)
Less:
Reclassification adjustments of interest rate swap gain/(loss)	(14,412)	(2,792)
Other comprehensive income / (loss)	(10,910)	(753)
Total comprehensive income	$79,284	$180,183

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

F-4

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
For the six-month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Shareholders' Equity
BALANCE, January 1, 2023	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$2,019,342
Net income	—	—	—	—	90,194	90,194
Other comprehensive income / (loss)	—	—	—	(10,910)	—	(10,910)
Issuance of vested and non-vested shares and amortization of stock-based compensation	971,372	9	6,351	—	—	6,360
Dividend declared ($0.95 per share)	—	—	—	—	(98,196)	(98,196)
Cancellation of Songa shares	(6,706)	—	—	—	—	—
Offering Expenses	—	—	(55)	—	—	(55)
Repurchase and cancellation of common shares	(638,572)	(6)	(13,050)	—	—	(13,056)
BALANCE, June 30, 2023	103,183,510	$1,032	$2,639,319	$10,052	$(656,724)	$1,993,679

BALANCE, January 1, 2024	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$1,660,070
Net income	—	—	—	—	180,936	180,936
Other comprehensive income / (loss)	—	—	—	(753)	—	(753)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	754,815	8	5,709	—	—	5,717
Dividends declared ($1.20 per share) (Note 9)	—	—	—	—	(122,833)	(122,833)
Offering expenses	—	—	(96)	—	—	(96)
Issuance of common stock for Eagle Merger (Note 1)	28,082,319	281	665,270	—	—	665,551
Excess fair value of Convertible Notes	—	—	69,311	—	—	69,311
BALANCE, June 30, 2024	112,854,026	$1,129	$3,027,249	$4,640	$(575,115)	$2,457,903

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

F-5

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2023	2024
Cash Flows from Operating Activities:
Net income	$90,194	$180,936
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	70,075	75,537
Amortization of debt (loans & leases) issuance costs	1,990	1,691
Noncash lease expense	5,465	6,802
Gain/(Loss) on debt extinguishment, net	888	1,010
Impairment loss	7,700	—
(Gain)/loss on sale of vessels	34	(22,938)
Loss on bad debt	300	—
Share-based compensation	6,360	5,717
Gain from insurance proceeds relating to vessel total loss	(28,163)	—
Loss on write-down of inventory	4,743	—
Change in fair value of forward freight derivatives and bunker swaps	3,065	(3,700)
Other non-cash charges	76	(18)
Change in fair value of interest rate swaps not designated as cash flow hedges	507	1,356
Gain on hull and machinery claims	(200)	(470)
Equity in income/(loss) of investee	(33)	(11)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	23,292	21,880
Inventories	(2,734)	5,791
Prepaid expenses and other receivables	(12,774)	(13,302)
Derivatives asset	1,550	1,392
Due from related parties	39	—
Due from managers	31	23
Other non-current assets	—	(26)
Increase/(Decrease) in:
Accounts payable	4,694	(7,139)
Operating lease liability	(5,465)	(6,802)
Due to related parties	474	(60)
Accrued liabilities	(532)	(417)
Due to managers	7,340	6,888
Deferred revenue	1,154	721
Other current liabilities	—	2,000
Net cash provided by / (used in) Operating Activities	180,070	256,861

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction & vessel upgrades and other fixed assets	(8,764)	(35,485)
Cash proceeds from vessel sales	32,448	221,251
Cash proceeds from vessel total loss	55,000	—
Cash acquired related to the Eagle Merger	—	104,325
Hull and machinery insurance proceeds	558	2,391
Net cash provided by / (used in) Investing Activities	79,242	292,482

Cash Flows from Financing Activities:
Proceeds from bank loans	77,000	388,120
Loan and lease prepayments and repayments	(208,967)	(587,124)
Financing and debt extinguishment fees paid	(930)	(3,626)
Dividends paid	(98,196)	(122,833)
Offering expenses paid	(55)	(96)
Repurchase of common shares	(13,056)	—
Net cash provided by / (used in) Financing Activities	(244,204)	(325,559)

Net increase/(decrease) in cash and cash equivalents and restricted cash	15,108	223,784
Cash and cash equivalents and restricted cash at beginning of period	286,344	261,750

Cash and cash equivalents and restricted cash at end of period	$301,452	$485,534
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$28,033	$42,236
Non-cash investing and financing activities:
Shares issued in connection with Eagle Merger	—	665,551
Vessel upgrades	3,422	3,358
Assumed bank loans and Convertible notes debt related to Eagle Merger	—	514,180
Right-of-use assets and lease obligations for charter-in contracts	—	115,257
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$285,248	$462,578
Restricted cash, current	14,183	18,350
Restricted cash, non-current	2,021	4,606
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$301,452	$485,534

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

F-6

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Connecticut (Stamford), Limassol, Singapore, Germany and Denmark. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2023 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”). The balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report.

As of June 30, 2024, following the completion of the Eagle Merger (as described below), the Company owned a modern fleet of 156 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 53,489 deadweight tonnage (“dwt”) and 209,537 dwt, a combined carrying capacity of 15.0 million dwt and an average age of 11.7 years. Also, the Company has entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between September 2025 and August 2026. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Lastly, the Company entered into long-term charter-in arrangements with respect to six newbuilding vessels, with an approximate duration of seven years per vessel, plus optional years at the Company’s option. Four of those vessels were delivered during the six months ended June 30, 2024 and the remaining two are expected to be delivered to the Company by the fourth quarter of 2024.

Eagle Merger

On December 11, 2023, the Company entered into a definitive agreement with Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). Pursuant to the Eagle Merger Agreement, each share of Eagle common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Eagle Merger (excluding Eagle common stock owned by Eagle, Star Bulk, Star Infinity Corp., a wholly owned subsidiary of Star Bulk, or any of their respective direct or indirect wholly owned subsidiaries) would be converted into the right to receive 2.6211 shares, par value $0.01 per share, of Star Bulk common stock.

F-7

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information - continued:

Eagle Merger - continued

The Eagle Merger was completed on April 9, 2024 (the “Effective Time”), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

At the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock. The pre-merger Star Bulk shareholders and the former Eagle shareholders owned approximately 75% and 25%, respectively, of the 112,469,211 issued and outstanding common stock of the Company immediately following the Effective Time. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of Star Bulk common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). While Eagle’s share lending agreement with Jefferies Capital Services, LLC (“JCS”) (the “Share Lending Agreement”) does not require cash payment upon return of the shares, physical settlement is required (i.e., the Eagle loaned shares must be returned at the end of the arrangement), as further described in Note 8. Due to this share return provision and other contractual undertakings of JCS in the Share Lending Agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the shares of Star Bulk common stock issued to replace the Eagle loaned shares are not expected to be considered issued and outstanding for accounting purposes and for the purpose of computing the basic and diluted weighted average shares or earnings per share in the unaudited interim condensed consolidated income statement. Furthermore, upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of Star Bulk common stock were cancelled upon return and 5,971,284 shares of Star Bulk common stock were issued for settlement of such Convertible Notes (Note 15).

Following the closing of the Eagle Merger, Star Bulk is the largest U.S. listed dry bulk shipping company with a global market presence and combined fleet of 159 owned vessels on a fully delivered basis, 97% of which are fitted with scrubbers, ranging from Newcastlemax/Capesize to Ultramax/Supramax vessels. In accordance with the terms of the Eagle Merger Agreement, one director of Eagle has joined the Company’s Board of Directors while the senior management of Star Bulk remain in their current roles and continue to lead the Company.

The following financial information reflects the results of operations of Star Bulk and Eagle since April 9, 2024 included in the Company’s consolidated statement of operations for the six-month period ended June 30, 2024:

	Star Bulk	Eagle
Voyage revenues	$522,610	$89,655
Operating income	$203,142	$18,689
Net income	$169,405	$11,531

The following unaudited supplemental pro forma consolidated financial information reflects the results of operations for the six month periods ended June 30, 2023 and 2024, as if the Eagle Merger had been consummated on January 1, 2023. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Eagle Merger actually taken place on January 1, 2023. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

F-8

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information - continued:

Eagle Merger - continued

	Six month periods ended
	June 30, 2023	June 30, 2024

Pro forma voyage revenues	$669,325	$715,663
Pro forma operating income	137,065	208,089
Pro forma net income	99,474	164,118
Pro forma income per share, basic	0.89	1.47
Pro forma income per share, diluted	$0.89	$1.44

Accounting for the Eagle Merger

The Eagle Merger was accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with U.S. GAAP. Star Bulk is treated as the acquiror for accounting purposes. Based on the terms of the Eagle Merger Agreement, the Eagle Merger was determined to not meet the requirements of a business combination under the guidelines of ASC 805, Business Combinations, and ASU 2017-01, Business Combinations (Topic 805). The Eagle Merger consists of acquiring vessels and associated assets and liabilities, which are concentrated in a group of similar identifiable assets, and therefore not considered a business. As a result, the Eagle Merger is treated as an asset acquisition, whereby all assets acquired and liabilities assumed are recorded at the cost of the acquisition, including transaction costs, on the basis of their relative fair value.

The following table presents a summary of how the consideration paid by Star Bulk for the net assets acquired was determined:

(Dollars in thousands, except per share and share data)	Amounts
Eagle common stock	10,476,091	(a)
Equity awards of Eagle employees and not vested to be replaced	237,853	(b)
Eagle shares exchanged with Star Bulk shares	10,713,944
Fixed exchange ratio	2.6211	(c)
Total Star Bulk common stock issued to Eagle shareholders	28,082,319
Star Bulk closing price per share	$23.70	(d)
Consideration transferred related to value of net assets acquired	$665,551

(a) Issued and outstanding shares as of April 9, 2024.

(b) Under the Eagle Merger Agreement, the Company is obligated to replace the equity awards of Eagle employees not vested, based on the agreed exchange ratio.

(c) The exchange ratio is fixed based on the Eagle Merger Agreement.

(d) Share price of Star Bulk as of April 9, 2024, represents the closing price of Star Bulk common stock for the calculation of the fair value of the Eagle Merger consideration transferred.

F-9

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information - continued:

Accounting for the Eagle Merger - continued

The following table presents the fair values of the tangible and intangible assets acquired and liabilities assumed as well as the calculation of the excess of the net assets acquired over the consideration transferred by Star Bulk:

(Dollars in thousands)	Fair Value
Vessels and vessel improvements	$1,157,000
Advances for BWTS and other assets	1,252
Vessels held for sale	29,254
Inventories	25,783
Cash	104,325
Derivative assets	289
Operating lease right-of use assets	3,454
Other current assets (Accounts receivable, Prepaid expenses, Other current assets)	56,130
Long term debt	(375,500)
Convertible Notes	(138,680)
Operating lease liabilities	(3,454)
Derivative liabilities	(48)
Accounts payable, Accrued liabilities, Unearned charter hire revenue and Other non-current liabilities	(54,041)
Net asset value acquired	$805,764
Consideration transferred	$665,551
Excess of net asset value acquired over consideration transferred	$140,213

The total value of $1,213,289 of the 52 vessels acquired in the Eagle Merger (including the two held for sale vessels) is comprised of (i) $1,157,000 in vessel fair values using an average of current valuations obtained from third-party vessel appraisals for 50 vessels, (ii) $29,254 fair value of the 2 vessels held for sale using the sale prices that were agreed upon in the respective contracts, (iii) $25,783 fair value of the initial bunker and lubricant inventories on board the vessels on the acquisition date and (iv) $1,252 of advances for ballast water treatment system installations.

In accordance with the requirements of accounting for the Eagle Merger as an asset acquisition, the value of the vessels was adjusted down by $129,664 after the allocation of the excess amount of $140,213 of net assets acquired over the consideration transferred by Star Bulk and the capitalization of approximately $10,549 of legal, advisory and other professional fees directly related to the Eagle Merger which are presented under “Vessels and other fixed assets, net” in the unaudited consolidated balance sheets. Of this amount, $7,854 was paid during the six months ended June 30, 2024 and is included in expenditures for vessels acquisitions and vessel upgrades in the accompanying unaudited interim condensed consolidated statement of cash flows.

The long term debt assumed bears interest at variable interest rates and its fair value approximates its outstanding balance due to the variable interest rate nature thereof. Unamortized deferred financing costs associated with long-term debt of Eagle were eliminated as part of its fair value measurement.

The Convertible Notes’ estimated fair value, based on market data on the date of acquisition, was $138,680. The excess fair value amount of $69,311 over its principal amount of $69,369 was allocated to equity under ASC 470-20.

F-10

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information - continued:

Accounting for the Eagle Merger – continued

Operating lease right-of-use assets and operating lease liabilities, of which Eagle was the lessee (time charter-in agreements of remaining duration of less than twelve months and long-term office rentals) were reassessed on the acquisition date, and, considering the acquisition date as the inception date, and the initial recognition was performed after considering the terms and conditions of the lease agreements.

The working capital amounts acquired from Eagle, approximated their fair values due to their short-term maturities.

2.       Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2023 Annual Report. There have been no changes to the Company’s significant accounting policies in the six-month period ended June 30, 2024, except from the below update for the accounting policy for “Evaluation of purchase transactions” and the accounting policy for the recognition of convertible debt issued at a substantial premium.

Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Based on this, the excess amount of net assets acquired over the consideration transferred associated with asset acquisition, if any, is allocated over the value of the identifiable assets acquired. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Convertible debt: The fair value of the Convertible Notes assumed from Eagle exceeded its principal amount on the acquisition date. ASC 470-20-25-13 states that when convertible debt is issued at a substantial premium, there is a presumption that the premium represents paid-in capital. Paid-in capital is increased by reclassifying part of the debt proceeds to the additional paid in capital. Pursuant to the Eagle Merger, there was a new obligator to Eagle’s convertible debt, and it was treated as a deemed issuance on acquisition date which invoked the 470-20 guidance.

Furthermore, please refer below for the most recent accounting pronouncements policies in the six-month period ended June 30, 2024.

Recent Issued Accounting Pronouncements Not Yet Adopted

In March 2024, the Securities and Exchange Commission (“SEC”) adopted climate-related reporting rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “SEC Climate Reporting Rules”). In April 2024, the SEC voluntarily stayed the implementation of the final rules. The SEC Climate Reporting Rules, if they become effective as adopted, would require the following financial statement disclosures for Large Accelerated filers:

•        Expenditures and capitalized costs, excluding recoveries, incurred related to severe weather events and natural events are required, if such expenditures exceed defined disclosure thresholds. In addition, a description of material estimates and assumptions used to produce the financial statement disclosures are required.

•        If the use of carbon offsets or renewable energy credits (“RECs”) are a material component of the registrant’s plans to achieve climate-related targets or goals, disclosure of carbon offsets and RECs beginning and ending balances, amounts expensed, capitalized costs and losses are required to be presented in the financial statements.

The disclosures will be phased in, with the financial statement disclosures required for annual periods beginning in 2025. GHG emissions disclosures and the remaining climate risk disclosures will be required for annual periods beginning in 2026.  In the initial year of compliance, GHG emissions disclosures are required for the most recently completed fiscal year; however, if these disclosures were provided in previous SEC filings for the historic years presented, that historical disclosure is also required. The Company continues to monitor the status of the SEC Climate Reporting Rules and evaluate the additional disclosures required.

3.       Transactions with related parties:

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2024 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets

	December 31, 2023	June 30, 2024
Long term investment
Interchart	$1,380	$1,404
Starocean	231	218
CCL Pool	125	125
Long term investment	$1,736	$1,747

Due from related parties
Interchart	3	—
Oceanbulk Maritime S.A. and its affiliates	—	4
Starocean	35	34
Due from related parties	$38	$38

Due to related parties
Interchart	—	19
Management and Directors Fees	172	158
Oceanbulk Maritime S.A. and its affiliates	15	54
Iblea Ship Management Limited	1,472	1,368
Due to related parties	$1,659	$1,599

F-11

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.       Transactions with related parties - continued:

Income statements

	Six months ended June 30,
	2023	2024
Voyage expenses:
Voyage expenses-Interchart	$(2,070)	$(2,070)
General and administrative expenses:
Consultancy fees	$(281)	$(394)
Directors compensation	(93)	(82)
Office rent - Combine Marine Ltd. & Alma Properties	(19)	(19)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates	(104)	(130)
Management fees:
Management fees- Iblea Ship Management Limited	(1,514)	(1,201)
Equity in income/(loss) of investee
Interchart	$32	$24
Starocean	1	(13)

4.        Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2023	June 30, 2024
Lubricants	$13,945	$17,167
Bunkers	48,417	64,495
Total	$62,362	$81,662

F-12

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.        Vessels and other fixed assets, net and Advances for vessels under construction:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2023	$3,508,701	$(968,958)	$2,539,743
- Acquisition of vessels and other fixed assets, vessel improvements and other vessel costs	1,037,091	—	1,037,091
- Vessel sales	(217,462)	64,285	(153,177)
- Depreciation for the period	—	(75,537)	(75,537)
Balance, June 30, 2024	$4,328,330	$(980,210)	$3,348,120

Following the completion of Eagle Merger (Note 1), the Company acquired Eagle’s fleet which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell the vessels Crested Eagle and Stellar Eagle, which were delivered to their new owners on April 18, 2024 and June 5, 2024, respectively.

During the six-months ended June 30, 2024, the vessels Big Fish (classified as held for sale as of December 31, 2023), Star Glory, Star Bovarius and Star Dorado were delivered to their new owners. These vessels had been agreed to be sold in 2023.

Additionally, during the six-months ended June 30, 2024, the Company decided to opportunistically sell certain vessels and renew its fleet taking advantage of the elevated vessel market values, and agreed to sell the vessels Big Bang, Pantagruel, Star Audrey, Star Pyxis, Star Paola, Crowned Eagle and Star Iris. All the previously mentioned vessels, except for Star Iris, were delivered to their new owners by June 30, 2024. The vessel Star Iris is expected to be delivered to her new owners by mid-August 2024. Given her employment as of June 30, 2024, Star Iris did not meet the criteria to be classified as held for sale as of June 30, 2024.

In connection with the aforementioned deliveries of the sold vessels, a net gain of $22,938 was recognized and reflected separately in the unaudited interim condensed consolidated income statement for the six-month period ended June 30, 2024.

As of June 30, 2024, 154 of the Company’s vessels, having a net carrying value of $3,306,325, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 8). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $40,697 to secure the relevant sale and lease back financing transactions (Note 7).

In the table above, “Acquisition of vessel and other fixed assets, vessel improvements and other vessel costs”, other than capitalized costs in connection with the Eagle fleet (Note 1), includes also additions related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water treatment systems (“BWTS”) and Energy Saving Devices (“ESD”).

F-13

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.         Vessels and other fixed assets, net and Advances for vessels under construction - continued:

Vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. The delivery of two of these vessels is expected in September 2025, another two in April 2026 and the last one in August 2026.

The amounts shown in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2023	$—
- Pre-delivery yard installments and capitalized expenses	18,716
- Capitalized interest and finance costs	500
Balance, June 30, 2024	$19,216

As of June 30, 2024, the total aggregate remaining contracted price for the five vessels under construction was $164,800, payable in periodic installments up to their deliveries, of which $29,350 is payable during the next twelve months ending June 30, 2025, $113,290 is payable during the next twelve months ending June 30, 2026 and the remaining $22,110 is payable until their expected delivery from the shipyard in August 2026.

6.        Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2023 and June 30, 2024 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months, amounted to $27,548 and $136,323, respectively and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non- current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 5.3%.

The time charter-in hire payments required to be made after June 30, 2024, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
June 30, 2025	$26,636
June 30, 2026	26,636
June 30, 2027	25,176
June 30, 2028	26,709
June 30, 2029	22,171
June 30, 2030 and thereafter	34,401
Total undiscounted lease payments	$161,729
Discount based on incremental borrowing rate	(25,406)
Present value of lease liability	136,323
Operating lease liabilities, current	20,128
Operating lease liabilities, non-current	116,195

The weighted average remaining lease term of these charter-in vessel arrangements as of June 30, 2024 is 6.32 years. The charter-in hire expenses for these long-term charter-in arrangements for the six-month periods ended June 30, 2023 and 2024, were $5,960 and $9,396, respectively, and are included under “Charter-in hire expenses” in the unaudited interim condensed consolidated income statements.

F-14

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.         Operating leases - continued:

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2023 and June 30, 2024 in connection with the office rental arrangements, amounted to $277 and $3,412, respectively and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non- current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 6.7%. The office rental payments required to be made after June 30, 2024, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
June 30, 2025	$632
June 30, 2026	982
June 30, 2027	969
June 30, 2028	635
June 30, 2029	553
June 30, 2030 and thereafter	-
Total undiscounted lease payments	$3,771
Discount based on incremental borrowing rate	(359)
Present value of lease liability	$3,412
Operating lease liabilities, current	632
Operating lease liabilities, non-current	2,780

The weighted average remaining lease term of these office rental arrangements as of June 30, 2024 is 3.75 years. The lease expenses for these office rental arrangements for the six-month periods ended June 30, 2023 and 2024, were $255 and $241, respectively and are included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements.

7.         Lease financings:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The Company’s lease financings bear interest at Secured Overnight Finance Rate (“SOFR”) plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 8).

The principal payments required to be made after June 30, 2024, for the Company’s outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
June 30, 2025	$2,731
June 30, 2026	2,731
June 30, 2027	2,731
June 30, 2028	2,731
June 30, 2029	4,383
June 30, 2030 and thereafter	1,364
Total bareboat lease minimum payments	$16,671
Unamortized lease issuance costs	(73)
Total bareboat lease minimum payments, net	$16,598
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	13,867

8.         Long-term bank loans and Convertible Notes:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report and supplemented by the new activities presented below during the six-month period ended June 30, 2024.

Long-term bank loans

New Financing activities during the six-month period ended June 30, 2024

i) ABN AMRO $94,100 Facility:

In April 2024, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a loan amount of up to $94,100 (the “ABN AMRO $94,100 Facility”). The full amount of the loan was drawn on April 12, 2024. The ABN AMRO $94,100 Facility is repayable in 20 consecutive quarterly installments of $3,906 and a balloon payment of $16,000 payable together with the last installment in April 2029. The ABN AMRO $94,100 Facility is secured by first priority mortgages on the vessels Copenhagen Eagle (to be renamed or “tbr” Star Copenhagen), Crane, Star Gibraltar, Greenwich Eagle (tbr Star Greenwich), Hong Kong Eagle (tbr Star Hong Kong), Helsinki Eagle (tbr Star Helsinki), Ibis Bulker, Mystic Eagle (tbr Star Mystic), Nighthawk (tbr Star Nighthawk), Puffin Bulker (tbr Star Puffin), Stamford Eagle (tbr Star Stamford) and Westport Eagle (tbr Star Westport).

F-15

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

 8.            Long-term bank loans and Convertible Notes - continued:

Long-term bank loans (continued)

ii) ING $94,000 Facility

In April 2024, the Company entered into a loan agreement with ING Bank N.V., London Branch for a loan amount of up to $94,000 (the “ING $94,000 Facility”). The full amount of the loan was drawn by the Company on April 12, 2024. The ING $94,000 Facility is repayable in 20 consecutive quarterly installments of $3,917 and a balloon payment of $15,667 payable together with the last installment in April 2029. The ING $94,000 Facility is secured by first priority mortgages on the vessels Dublin Eagle (tbr Star Dublin), Egret Bulker, Groton Eagle (tbr Groton), Jay, New London Eagle (tbr Star New London), Oriole (tbr Star Oriole), Oslo Eagle (tbr Star Oslo), Roadrunner Bulker (tbr Star Runner), Star Rotterdam, Rowayton Eagle (tbr Star Rowayton), Star Sandpiper and Shanghai Eagle (tbr Star Shanghai).

iii) DNB $100,000 Facility

In April 2024, the Company entered into a loan agreement with DNB Bank ASA for a loan amount of up to $100,000 (the “DNB $100,000 Facility”). The full amount of the loan was drawn by the Company on April 12, 2024. The DNB $100,000 Facility (after being adjusted with the prepayment made in connection with the sale of the vessel Crowned Eagle mentioned below) is repayable in 20 consecutive quarterly installments of $3,301 and a balloon payment of $28,203 payable together with the last installment in April 2029. The DNB $100,000 Facility is secured by first priority mortgages on the vessels Gannet Bulker, Grebe Bulker, Halifax Eagle (tbr Star Halifax), Hamburg Eagle (tbr Star Hamburg), Imperial Eagle (tbr Star Imperial), Kingfisher, Owl (tbr Star Owl), Santos Eagle (tbr Star Santos), Star Singapore, Southport Eagle (tbr Star Southport), Stockholm Eagle (tbr Star Stockholm) and Valencia Eagle (tbr Star Valencia).

iv) ESUN $100,000 Facility

In April 2024, the Company entered into a loan agreement with E.SUN commercial Bank Ltd. for a loan amount of up to $100,000 (the “ESUN $100,000 Facility”). The full amount of the loan was drawn by the Company on April 23, 2024 in 13 tranches and is repayable in aggregate installments as follows: i) 13 consecutive quarterly installments of $3,024, ii) one installment of $8,024, iii) one installment of $4,852, iv) one installment of $2,352, v) one installment of $4,182, vi) three installments of $2,129, vii) one installment of $4,050, viii) two installments of $1,936, ix) one installment of $3,985, x) three installments of $1,711 and xi) a balloon payment of $17,850 payable together with the last installment in April 2031. The ESUN $100,000 Facility is secured by first priority mortgages on the vessels Antwerp Eagle (tbr Star Antwerp), Bittern (tbr Star Bittern), Star Canary, Cape Town Eagle (tbr Star Cape Town), Fairfield Eagle (tbr Star Fairfield), Star Goal, Madison Eagle (tbr Star Madison), Martin, Petrel Bulker (tbr Star Petrel), Stonington Eagle (tbr Star Stonington), Sydney Eagle (tbr Star Sydney), Tokyo Eagle (tbr Star Tokyo) and Vancouver Eagle (tbr Star Vancouver).

All amounts drawn under the abovementioned facilities were used to refinance the assumed debt upon completion of the Eagle Merger as described below.

F-16

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.            Long-term bank loans and Convertible Notes - continued:

Long-term bank loans (continued)

Repayments

In addition to the scheduled repayments during the six-month period ended June 30, 2024 and in connection with the sale of vessels described in Note 5, the Company prepaid the following amounts: i) $9,111 corresponding to the outstanding loan amount of the vessel Star Bovarius under the ING Facility, ii) an aggregate amount of $23,814 corresponding to the outstanding loan amount of the vessels Big Fish, Big Bang and Pantagruel under the NBG $151,085 Facility and iii) $5,821 corresponding to the outstanding loan amount of the vessel Star Dorado under the Citi $100,000 Facility, iv) $6,340 corresponding to the outstanding amount of the vessel Star Audrey under the ABN $67,897 Facility, v) $4,888 corresponding to the outstanding loan amount of the vessel Star Paola under the ABN AMRO $97,150 Facility, vi) $5,629 corresponding to the outstanding loan amount of the vessel Star Pyxis under the Citi $100,000 Facility and vii) $5,769 corresponding to the outstanding loan amount of the vessel Crowned Eagle under the DNB $100,000 Facility. In addition, the Company prepaid the outstanding loan amount of $58,500 under the latest drawn tranche of ING Facility of $62,000, with original maturity in November 2024.

By April 15, 2024, and as a result of $388,120 borrowed under the abovementioned drawdowns, the assumed outstanding debt of Eagle at the acquisition date of $375,500 was repaid in full, including all accrued interest and fees and all available commitments under Eagle’s debt facility were cancelled.

The principal payments required to be made after June 30, 2024 for the Company’s then-outstanding bank loans, are as follows:

Twelve month periods ending	Amount
June 30, 2025	$227,014
June 30, 2026	266,008
June 30, 2027	326,701
June 30, 2028	254,588
June 30, 2029	218,303
June 30, 2030 and thereafter	112,920
Total Long-term bank loans	$1,405,534
Unamortized loan issuance costs	(9,458)
Total Long-term bank loans, net	$1,396,076
Current portion of long-term bank loans	227,014
Long-term bank loans, net of current portion and unamortized loan issuance costs	1,169,062

All of the Company’s bank loans bear interest at SOFR plus a margin. In addition, the Company previously entered into a number of interest rate swaps (Note 13), and has converted a total of $125,731 of its outstanding debt as of June 30, 2024 from floating benchmark rate to an average fixed rate of 61 bps with average maturity of 1.3 years. The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7) and the Convertible Notes as described below, and taking into account the interest rates swaps that Company for the six-month periods ended June 30, 2023 and 2024 was 4.67% and 6.60%, respectively.

F-17

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.        Long-term bank loans and Convertible Notes - continued:

As of December 31, 2023, and June 30, 2024, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000 and $78,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2023 and June 30, 2024, the Company was required to maintain a minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs as described in Note 13 and not limited to loan agreements covenants), of $34,269 and $22,956, respectively, and is presented under “Restricted cash, current and non-current” in the consolidated balance sheets. The increase in restricted cash is mainly attributable to the increase in collateral required under certain of the Company’s financial instruments (Note 13).

Convertible Notes

In April 2024 and in connection with the Eagle Merger, the Company entered into a first supplemental indenture (the “Supplemental Indenture”) with the trustee of the Convertible Notes previously held by Eagle, which amended and supplemented the existing base indenture (as amended by the Supplemental Indenture, the “Indenture”) governing the Convertible Notes. The Supplemental Indenture provides that, among other things, from and after the Effective Time, the right to convert each $1,000 principal amount of Convertible Notes into shares of Eagle common stock will be changed into a right to convert such principal amount of Convertible Notes into the kind and amount of shares of Star Bulk common stock that a holder of a number of shares of Eagle common stock equal to the conversion rate immediately prior to the Effective Time would have been entitled to receive at the Effective Time. Accordingly, from and after the Effective Time, each $1,000 principal amount of Convertible Notes became convertible subject to the terms and conditions of the Indenture at a conversion rate equal to 83.6702 shares of Company’s common stock (subject to further adjustments in accordance with the Indenture). In addition, the Convertible Notes were guaranteed by the Company pursuant to the Supplemental Indenture.

The Convertible Notes bear interest at a rate of 5.00% per annum on the outstanding principal amount thereof, payable semi-annually in arrears on February 1 and August 1 of each year. The Convertible Notes may bear additional interest upon certain events, as set forth in the Indenture.

The outstanding Convertible Notes mature on August 1, 2024 (the “Maturity Date”) (Note 15), unless earlier repurchased, redeemed or converted pursuant to their terms.

As of June 30, 2024, the estimated fair value based on market data of the Convertible Notes was $145,890.

As of June 30, 2024, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements, Convertible Notes and lease financings (Note 7), which are described above and in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

F-18

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.        Long-term bank loans and Convertible Notes - continued:

Share Lending Agreement

In connection with the issuance of the Convertible Notes by Eagle, certain persons had entered into an arrangement to borrow up to 511,840 shares of Eagle common stock through JCS, an initial purchaser of the Convertible Notes.

Upon closing of the Eagle Merger, the Eagle shares lent to JCS were exchanged for 1,341,584 shares of Star Bulk common stock.

While the Share Lending Agreement does not require cash payment upon return of the shares, physical settlement is required (i.e., the Eagle loaned shares must be returned at the end of the arrangement). In view of this share return provision and other contractual undertakings of JCS in the Share Lending Agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the Eagle loaned shares are not considered issued and outstanding for the purpose of computing and reporting the Company’s basic and diluted weighted average shares or earnings per share. If JCS were to file bankruptcy or commence similar administrative, liquidating or restructuring proceedings, the Company would have to consider the 511,840 shares lent to JCS as issued and outstanding for the purposes of calculating earnings per share.

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Six months ended June 30,
	2023	2024
Interest on financing agreements	$43,323	$46,683
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	(14,412)	(2,792)
Amortization of debt (loan & lease) issuance costs	1,990	1,691
Other bank and finance charges	830	530
Interest and finance costs	$31,731	$46,112

During the six-month period ended June 30, 2024, the Company wrote off an amount of $954 of unamortized debt issuance costs and incurred other expenses of $56, mainly in connection with the loan prepayments discussed above, which are included under “Loss on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

9.         Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report. Furthermore, details for the shares issued in connection with the Eagle Merger are included in the above section “Eagle Merger” under Note 1.

During the six-month period ended June 30, 2024, the Company issued 370,000 common shares pursuant to the Performance Incentive Plan and 384,815 common shares pursuant to the Company’s equity incentive plans, as discussed below in Note 11.

Pursuant to its dividend policy, during the six-month period ended June 30, 2024, the Company declared and paid cash dividends of $122,833 or $1.20 per common share.

10.       Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the six-month periods ended June 30, 2023 and 2024. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

Additionally, the Convertible Notes are not considered a participating security and are therefore not included in the computation of basic earnings per share. Additionally, the Company determined that as it relates to the Convertible Notes, it does not overcome the presumption of share settlement, and therefore, the Company applied the if-converted method and included the potential shares to be issued upon conversion of the Convertible Notes in the calculation of diluted earnings per share, unless the impact of such potential shares is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Six months ended June 30,
	2023	2024
Income :
Net income	$90,194	$180,936

Basic earnings per share:
Weighted average common shares outstanding, basic	102,821,671	96,670,823
Basic earnings per share	$0.88	$1.87

Effect of dilutive securities:
Convertible Notes	—	2,690,362
Dilutive effect of non vested shares	349,053	355,797
Dilutive potential common shares	349,053	3,046,159

Weighted average common shares outstanding, diluted	103,170,724	99,716,982

Diluted earnings per share	$0.87	$1.82

F-19

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.        Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2023, are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

On May 28, 2024, the Company's Board of Directors adopted the 2024 Equity Incentive Plan (the “2024 Plan”) and reserved for issuance 575,000 common shares thereunder. On the same date, all of the 575,000 restricted common shares were granted to certain directors, officers and employees, of which 372,559 restricted common shares vest in November 2024, 143,441 restricted common shares vest in May 2025 and the remaining 59,000 common shares vest in May 2027. The fair value of each share was $26.96, based on the closing price of the Company’s common shares on the grant date.

The stock-based compensation cost for the six-month periods ended June 30, 2023 and 2024, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $6,360 and $5,717, respectively, and include an amount of $2,140 and $1,700, respectively, recognized in connection with the Company’s Performance Incentive Program. The respective charges were calculated based on the fuel market prices at each period end and assuming 5% of Excess Savings will be awarded by the Board of Directors.

A summary of the status of the Company’s non-vested restricted shares as of June 30, 2024 and the movement during the six-month period ended June 30, 2024 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2024	364,001	$20.11
Granted	945,000	24.73
Vested	(577,651)	20.22
Unvested as at June 30, 2024	731,350	$25.99

As of June 30, 2024, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $15,412 and is expected to be recognized over the weighted average period of 0.88 year. During the six-month period ended June 30, 2024, the Company paid $712 for dividends to shareholders of non-vested shares.

12.        Commitments and Contingencies:

a)         Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at June 30, 2024.

Charter party arrangements:

	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2025	2026	2027	2028	2029	2030 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$118,136	$110,795	$7,341	$—	$—	$—	$—

Total	$118,136	$110,795	$7,341	$—	$—	$—	$—

____________________

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of June 30, 2024, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of June 30, 2024 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2025	2026	2027	2028	2029	2030 and thereafter
Charter-in expense newbuilding vessels (1)	$(69,108)	$(6,534)	$(9,809)	$(9,809)	$(9,836)	$(9,809)	$(23,311)
Future minimum charter-in hire payments (2)	(15,076)	(14,624)	(452)	—	—	—	—
Vessel BWTS upgrades and ESD (3)	(11,235)	(10,653)	(582)	—	—	—	—
Total	$(95,419)	$(31,811)	$(10,843)	$(9,809)	$(9,836)	$(9,809)	$(23,311)

____________________

(1)	The amounts represent minimum contractual charter-in payments, to be made from the delivery date of the two charter-in newbuilding vessels (Note 1) until the end of their lease term.
(2)	The amounts represent the Company’s commitments under the existing, as of June 30, 2024, time-charter-in arrangements for third party vessels.
(3)	The amounts represent the Company’s commitments as of June 30, 2024 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

F-20

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.        Commitments and Contingencies - continued:

b)         Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

The Company is involved in non-material legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles.

Certain routine non-material commercial claims have been asserted against the Company, or by the Company against charterers, that relate to contractual disputes with certain of our charterers. The nature of these disputes involves disagreements over losses claimed by charterers, or by the Company, during or as a result of the performance of certain charters, including, but not limited to, delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

In March 2021, the U.S. government began investigating an allegation that one of the vessels acquired pursuant to the Eagle Merger may have improperly disposed of ballast water that entered the engine room bilges during a repair. We do not believe that this matter will have a material impact on the Company, our financial condition or results of operations. We have posted a surety bond as security for any potential fines, penalties or associated costs that may be incurred, and the Company is cooperating fully with the U.S. government in its investigation of this matter.

Currently, other than as disclosed above, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

In accordance with U.S. GAAP, the Company accrues for contingent liabilities when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

13.         Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swaps are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The following table summarizes the interest rate swaps in place as of June 30, 2024:

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960	$ 20,865
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375	$ 24,375
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,885	$ 40,591
ING	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000	$ 26,250
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$ 37,050	$ 13,650

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect. For the six-month period ended June 30, 2024, the losses from the de-designated interest rate swaps amounting to $1,349 are separately reflected under “Gain/(Loss) on interest rate swaps, net” in the unaudited interim condensed consolidated income statement for the corresponding period. The effective portion of the unrealized gains/losses from all other swaps (designated as cash flow hedges) is recorded in “Other Comprehensive Income / (Loss)” and no portion of these cash flow hedges was ineffective during the six-month period ended June 30, 2024.

A gain of approximately $3,045 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period ending June 30, 2025 when realized.

Freight Derivatives and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the six-month periods ended June 30, 2023 and 2024 and the valuation of their open positions as at December 31, 2023 and June 30, 2024 are presented in the tables below.

F-21

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.       Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The amounts of Gain / (Loss) on interest rate swaps, freight derivatives and bunker swaps recognized in the unaudited interim condensed consolidated income statements, are analyzed as follows:

	Six months ended June 30,
	2023	2024
Consolidated Income Statement
Gain/(loss) on derivative financial instruments rate swaps, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	—	7
Unrealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	(507)	(1,356)
Realized gain/(loss) of foreign exchange forward contracts	—	103
Total Gain/(loss) recognized	$(507)	$(1,246)

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	14,412	2,792
Total Gain/(loss) recognized	$14,412	$2,792

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	2,796	(7,967)
Realized gain/(loss) on bunker swaps	4,476	(49)
Unrealized gain/(loss) on FFAs	(116)	3,657
Unrealized gain/(loss) on bunker swaps	(2,949)	43
Total Gain/(loss) recognized	$4,207	$(4,316)

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2023 and June 30, 2024, based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2023		June 30, 2024
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$—	$—	$16	$—
Bunker swaps - current	Derivatives, current asset portion	—	—	59	—
Total		$—	$—	$75	$—
LIABILITIES
Forward freight agreements - current	Derivatives, current liability portion	$5,784	$—	$1,917	$—
Total		$5,784	$—	$1,917	$—

F-22

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.       Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2023 and June 30, 2024 amounted to $13,496 and $7,757, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2023 and June 30, 2024, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2023		June 30, 2024
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$1,356	$4,682	$—	$3,885
Foreign exchange forward contracts - current	Derivatives, current asset portion	—	267	—	—
Interest rate swaps - non-current	Derivatives, non-current asset portion	—	2,533	—	1,451
Total		$1,356	$7,482	$—	$5,336

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and lease financings (Level 2), bearing interest at variable interest rates, approximates their recorded values as of June 30, 2024, due to the variable interest rate nature thereof.

14.         Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the six-month periods ended June 30, 2023 and 2024, as presented in the consolidated income statements:

	Six months ended June 30,
	2023	2024

Time charters	$241,378	$325,915
Voyage charters	219,666	286,432
Pool revenues	1,677	(82)
	$462,721	$612,265

As of June 30, 2024, trade accounts receivable from voyage charter agreements increased to $30,401 from $24,223 as of December 31, 2023 and are presented under “Trade accounts receivable, net” in the consolidated balance sheets. The outstanding balance is mainly affected by the timing of commencement of revenue recognition. No write-off was recorded in periods presented in connection with the voyage charter agreements.

Further, as of June 30, 2024, capitalized contract fulfilment costs which are recorded under “Other current assets” decreased by $736 compared to December 31, 2023, to $3,539 from $4,275. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $5,556 as unearned revenue related to voyages charter agreements in progress as of December 31, 2023, which were recognized in earnings in the six-month period ended June 30, 2024 as the performance obligations were satisfied in that period. In addition, the Company recorded $12,462 as unearned revenue related to voyage charter agreements in progress as of June 30, 2024, which is presented under “Deferred revenue” in the consolidated balance sheets and will be recognized in earnings as the performance obligations will be satisfied.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included in voyage revenues earned from time charters in the above table) was $29,971 and $27,282 for the six-month periods ended June 30, 2023 and 2024, respectively, and did not include the fuel cost savings from the scrubber-fitted vessels which were employed under voyage charter agreements.

Demurrage income for the six-month periods ended June 30, 2023 and 2024 amounted to $6,608 and $9,666, respectively, and is included in voyage revenues earned from voyage charters in the above table.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the six-month periods ended June 30, 2023 and 2024 was $2,349 and $(61), respectively, and is included within “Pool Revenues” in the table above. Pool revenues also include other minor participation adjustments.

F-23

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.         Subsequent Events:

a)	On July 18, 2024, the Company agreed to sell the vessel Star Hydrus. The vessel is expected to be delivered to her new owners by October 2024. Overall, in connection with the sale of Star Hydrus discussed above and Star Iris discussed in Note 5, both of which will be completed by the fourth quarter of 2024 the Company expects to collect total gross proceeds of $29.7 million, and recognize a gain on sale of approximately $7.0 million

b)	On August 1, 2024, the outstanding Convertible Notes matured and had a conversion ratio of 86.0801 shares of Star Bulk common stock per $1,000 principal amount of Convertible Notes (as adjusted for the dividend that the Company paid in June 2024). Based on the abovementioned conversion ratio, the Company issued 5,971,284 new shares of Star Bulk common stock upon maturity of the Convertible Notes and the Company canceled the 1,341,584 shares that were previously issued under the Share Lending Agreement.

c)	On August 7, 2024 the Company’s Board of Directors declared a quarterly cash dividend of $0.70 per share payable on or about September 6, 2024 to all shareholders of record as of August 27, 2024.

F-23